

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2021

Nick Leschly
Chief Executive Officer
2seventy bio, Inc.
60 Binney Street
Cambridge, MA 02142

Re: 2seventy bio, Inc.
Amendment No. 1 to Registration Statement on Form 10-12B
Exhibit Nos. 10.11 and 10.14 – 10.17
Filed October 8, 2021
File No. 001-40791

Dear Mr. Leschly:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance